UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Safeguard Scientifics, Inc.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

786449207

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 786449207

1	NAME OF REPORTING PERSONS North Run Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 252,728*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 252,728**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 252,728**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.5%**
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 786449207

1	NAME OF REPORTING PERSONS North Run Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 252,728**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 252,728**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 252,728**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.5%**
12	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 786449207

1	NAME OF REPORTING PERSONS Todd B. Hammer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 252,728**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 252,728**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 252,728**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.5%**
12	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 786449207

1	NAME OF REPORTING PERSONS Thomas B. Ellis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 252,728**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 252,728**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 252,728**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.5%**
12	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

AMENDMENT NO. 1 TO SCHEDULE 13G

This Amendment No. 1 to Schedule 13G (this “Amendment”) is being filed on behalf of North Run Capital, LP, a Delaware limited partnership (the “Investment Manager”), North Run Advisors, LLC, a Delaware limited liability company (“North Run”), Todd B. Hammer and Thomas B. Ellis (collectively, the “Reporting Persons”). Todd B. Hammer and Thomas B. Ellis are the principals and sole members of North Run. North Run is the general partner of the Investment Manager. The Investment Manager is the investment manager of certain private pooled investment vehicles (collectively, the “Funds”). This Amendment relates to shares of Common Stock, $0.10 par value (the “Common Stock”), of Safeguard Scientifics, Inc., a Pennsylvania corporation (the “Issuer”), held by the Funds.

Item 1 (a)	Name of Issuer.

Safeguard Scientifics, Inc.

Item 1 (b)	Address of Issuer’s Principal Executive Offices.

150 N. Radnor Chester Road, Suite F-200

Radnor, PA 19087

Item 2 (a)	Name of Person Filing.

(1)	North Run Capital, LP

(2)	North Run Advisors, LLC

(3)	Todd B. Hammer

(4)	Thomas B. Ellis

Item 2 (b)	Address of Principal Business Office, or, if none, Residence.

For all Filers:

867 Bolyston St.

5th Floor #1361

Boston, MA 02116

Item 2 (c)	Citizenship or Place of Organization.

(1)	North Run Capital, LP is a Delaware limited partnership.

(2)	North Run Advisors, LLC is a Delaware limited liability company.

(3)	Todd B. Hammer is a U.S. citizen.

(4)	Thomas B. Ellis is a U.S. citizen.

Item 2 (d)	Title of Class of Securities.

Common Stock, $0.10 par value.

Item 2 (e)	CUSIP Number.

786449207

Item 3	Reporting Person.

Inapplicable

Item 4	Ownership.

(a)	The Investment Manager, North Run, Todd B. Hammer and Thomas B. Ellis may be deemed the beneficial owners of 252,728 shares of Common Stock.

(b)

The Investment Manager, North Run, Todd B. Hammer and Thomas B. Ellis may be deemed the beneficial owners of 1.5% of the outstanding shares of Common Stock. This percentage was determined by dividing 252,728 by 16,322,214, which is the number of shares of Common Stock outstanding as of October 31, 2022, according to the Issuer’s Form 10-Q filed on November 14, 2022 with the Securities and Exchange Commission.

(c)	The Investment Manager, Todd B. Hammer and Thomas B. Ellis have the shared power to vote and dispose of the 252,728 shares of Common Stock beneficially owned.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable

Item 8	Identification and Classification of Members of the Group.

Inapplicable

Item 9	Notice of Dissolution of Group.

Inapplicable

Item 10	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2023

NORTH RUN CAPITAL, LP

By:	North Run Advisors, LLC its general partner

By:	/s/ Thomas B. Ellis*
Name: Thomas B. Ellis
Title: Member

and

By:	/s/ Todd B. Hammer*
Name: Todd B. Hammer
Title: Member

NORTH RUN ADVISORS, LLC

By:	/s/ Thomas B. Ellis*
Name: Thomas B. Ellis
Title: Member

and

By:	/s/ Todd B. Hammer*
Name: Todd B. Hammer
Title: Member

/s/ Thomas B. Ellis*
Thomas B. Ellis

/s/ Todd B. Hammer*
Todd B. Hammer

* By	/s/ MICHAEL FISHER
Michael Fisher, Attorney-in-Fact Pursuant to Powers of Attorney filed as exhibits hereto